U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 10SB

                                  Amendment #1


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              24 Hour Auction, Inc.
                 (Name of Small Business Issuer in its charter)



          Delaware                                       91-2026829
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


2009 Iron Street
Bellingham, Washington                                              98225
(Address of principal executive office)                             (Zip Code)

Issuer's telephone number (360) 647-3170


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

GENERAL

         The Company is filing this Form 10SB voluntarily for the purpose of becoming a reporting company. The Company will file voluntary reports if its obligation to file reports is terminated under the Securities Exchange Act of 1934.



ITEM 1. DESCRIPTION OF BUSINESS


         24 Hour Auction, Inc. was incorporated in the State of Delaware on September 21, 1999. The Company has generated no revenue at this time.

         The Company operates under the name "Bidmonkey.com." The Company has reserved the name and is in the process of building the web site of bidmonkey.com. Mr. Maherali, the President of the Company, is a full time employee of Apus Capital Corporation. When the web site is completed he will devote more time to the business of the Company, and he expects to devote full time to the Company when it is operational.


         The web site is to provide an auction site for both business to business auctions and business to consumers as a means for businesses to dispose of goods that it wants to sell to the general public in an auction setting.


         Bidmonkey.com also intends to be local in its auctions through the franchising of local web sites, beginning in North America, and then selling them throughout the rest of the world. The Company is in the process of developing its franchise agreement, however it is not completed. The Company has sold no franchises at this time.


         The reason for the local franchise web sites is to provide a market for products that typically are sold close to home, such as a car or a motor home, and will enable the buyer to personally look at the item before a purchase. The affiliated network of auction web sites allows for branding to attract business to the web site, while at the same time being a local destination for the person seeking discounted goods available at auction.

         A seller of merchandise will list the merchandise with Bidmonkey.com. The seller may list a reserve price, which is a price below which he will not sell the merchandise. All auction listings state that there is a reserve price, but will not list what the reserve price is.

         The software of the Company has a unique feature, the maximum bid price, along with an automatic bid process. The bidder will indicate what the maximum price he will pay for the merchandise, and the software will automatically enter bids for the bidder. As an example: there is an item for sale on the auction site, and the current bid is $100. The bidder will enter a maximum bid of $1,000, and the software will enter a bid of $125. Shortly thereafter there is a bid of $500 entered on the item, and the software will then enter a bid of $525. This will continue until the item is sold, and the bidder will be notified that he either was successful or unsuccessful by e mail. This is an example only. The bidding process may be done in any amounts and increments.

         The Company serves as listing agent and is not involved in the actual transaction of goods and money between buyer and seller. The transaction of the money and the goods are the sole responsibility of the buyer and seller. The listing agreement provides that the buyer and the seller hold the Company harmless from any liability.

         There are many auction web sites on the Internet that will compete with the site of the Company. Many of them are well established and attract many visitors to the sites. Many of them are well financed and are able to spend large amounts of money to advertise their web sites. Probably the largest and best known is eBay. The Company will have a difficult time in competition with such large and well financed competitors.

         Risk Factor - Going Concern. The independent auditor for the Company, in its report, issued a "going concern" doubt in its letter. Stating that there is a substantial doubt that the Company can continue, mostly based on the lack of any revenue at this time.

         Risk Factor - No Market for Shares. No Transfer of Shares. Prior to this time there has been no public market for the Shares and there can be no assurance that an active trading market will develop or be sustained.

         Risk Factor - Limited Operating History. The Company recognizes that it has a limited operating history by which an investor might judge its likelihood of success or failure. Its business plan is based on certain assumptions without the benefit of a lengthy operating history. At this time the Company has made no sales, and has received no revenue.

         Risk Factor - Competition. The Company expects to encounter competition in its efforts to establish its business. Many of these entities may have greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to compete.

         Risk Factor - Need for Additional Capital. While the Company will be budgeting towards the achievement of its goals, there can be no assurance that the Company will be able to achieve its goals without additional capital. There can be no assurance that the Company will be able to raise the additional capital it may be seeking. Even if additional capital is obtained, there can be no assurance that the Company will be able to achieve its goals with additional capital, or that any new capital, if available, will be on terms favorable to the Company.

ITEM 2. PLAN OF OPERATION

         The Internet has created a new medium for advertising, marketing and sales. The Internet has also been a medium of the bargain hunter, seeing a way to make purchases at below market prices.

         The Company has two main sources of income.

         First, the Company charges a fee to sellers of 1% of the sale price of the things sold.

         Second, the Company sells franchises to local persons that sponsor a local Bidmonkey.com page for products that are geographically sensitive. The fee for the local person is $4,999, and a royalty fee of 6% of its sales.


         Management of the Company is of the opinion that the current cash will be sufficient for the next three to four months during the development of the web site, and that it will need an additional $100,000 at that time. The Company has not determined how it will raise the additional money at this time, or whether it will be through equity or debt. The Company feels that this additional money will be enough for the next twelve months.

         The Company does not anticipate any expenditures for research and development. The Company has no plans for the purchase of plant or significant equipment. There are no plans for a significant change in the number of employees.

         The Company has not generated any revenue at this time, and the Company has no franchisees at this time. The web site is nearing completion, and the Company hopes to generate revenues as soon as it is complete. Management is hopeful that revenues will begin toward the end of the second quarter of this year.



ITEM 3. DESCRIPTION OF PROPERTY


         The Company leases office space from Apus Capital Corporation. The lease is for one year from October 1, 1999 to September 30, 2000 at a monthly rental of $250 per month.



ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 3,660,000 shares of the company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the company to own beneficially, more than five per cent of the company's common stock, and the officers and directors of the company.


                              Shares of                Percent of
Name                       Common Stock                ownership
--------------------------------------------------------------------------------

Nazir Maherali                  800,000                22%
31550 South Fraser Way
Abbotsford, Canada


Directors and Officers          800,000                22%
as a group


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                                Position
----                                --------

Nazir Maherali                      President, Secretary, Director

Kali Palmer                         Director



         Nazir Maherali, Mr. Maherali is the President, Secretary and a Director of the Company. From 1994 to the present he has been a Manager of Apus Capital Corporation. Apus Capital Corporation is in the business of consulting to internet based companies, his duties include compiling sales material, organization of data and data entry.


         Kali Palmer, Ms Palmer is a Director. She worked for Facilicom Educational Products in Austin, Texas from 1993 to 1998 in marketing. From 1998 to the present she has been a director of the company and in the real estate business in Seattle, Washington.


ITEM 6. EXECUTIVE COMPENSATION

         There are no officers or directors that received compensation in excess of $60,000 or more during the last year.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         The Company leases office space from Apus Capital Corporation, a company that the President of the Company works for. The lease is for one year from October 1, 1999 to September 30, 2000 at a monthly rental of $250 per month. Management feels that the lease is no less favorable than it would have from an unrelated party.



ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 38 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

       Name                         Date            Shares            Cost

Nazir Maherali                      9/99            800,000           $800.00
Dilsahald Maherali                  10/99            75,000            $75.00
Mithoo Maherali                     10/99            75,000            $75.00
Chantal Gibson                      10/99            75,000            $75.00
Dale Everendon                      10/99            75,000            $75.00
Karim Virani                        10/99            75,000            $75.00
Mark Nelson                         10/99            75,000            $75.00
Barry Wilding                       11/99            75,000            $75.00
Shelley Lockhart                    10/99            75,000            $75.00
Brent Dawes                         10/99            75,000            $75.00
Tamara Clark                        10/99            75,000            $75.00
Son T Luc                           10/99            75,000            $75.00
Kent Leung                          10/99            75,000            $75.00
Kieu Chung                          10/99            75,000            $75.00
George Sainas                       10/99            75,000            $75.00
Kelly Brantner                      10/99            75,000            $75.00
Dave Tsui                           10/99            75,000            $75.00
Eileen Hayward                      10/99           100,000           $100.00
John P. Bullen                      10/99           100,000           $100.00
Demerka Ward                        11/99            75,000            $75.00

David Ginn                          11/99            75,000            $75.00
Sean Trotter                        10/99            75,000            $75.00
Chris Wong                          10/99            75,000            $75.00
Trevor Morris                       10/99            75,000            $75.00
Gerald Redman                       10/99            75,000            $75.00
Mary Doquiation                     10/99            75,000            $75.00
Elaine Luc                          10/99            75,000            $75.00
Brent Wilde                         10/99            75,000            $75.00
Mark Bailey                         10/99            75,000            $75.00
Lena Loui                           11/99            50,000            $50.00
Renee Grue                          11/99            50,000            $50.00
Tyler Cox                           11/99            50,000            $50.00
Joanne Loui                         10/99            50,000            $50.00
Nicola Hayward                      10/99           100,000           $100.00
Kelly Bellman                       11/99            50,000            $50.00
Glen McNaughton                     11/99            50,000            $50,00
Donna Loui                          11/99           150,000           $150.00
Paul Hayward                        11/99           160,000        $16,000.00


         All sales were pursuant to a Private Placement Memorandum that provided full disclosure. All sales were to acquaintances of management, and their friends. All sales were to persons who live outside the United States. There was no underwriter on the sales of any of the securities, and no commissions were paid on any of the sales.


         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

         The company has authorized 80,000,000 shares of common stock, $.0001 par value, and 20,000,000 preferred stock, $.0001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares have not been designated any preferences.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                3. Articles of Incorporation and bylaws


                10.1 Lease

                10.2 Conditions of Listing

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date: 4/20/00                      24 Hour Auction, Inc.




                                   /s/ Nazir Maherali
                                   ---------------------------------------------
                                   Nazir Maherali, President, Secretary Director


                                   /s/ Kali Palmer
                                   ---------------------------------------------
                                   Kali Palmer, Director

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS





                                FEBRUARY 29, 2000












                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                            SEAFIRST FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT                                  1

FINANCIAL STATEMENTS

         Consolidated Balance Sheets                                    2

         Consolidated Statements of Operations                          3

         Consolidated Statement of Stockholders' Equity                 4

         Consolidated Statements of Cash Flows                          5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                          6

Board of Directors
24 Hr Auction, Inc.
2009 Iron Street
Bellingham, WA

                     Independent Accountant's Review Report


We have reviewed the accompanying consolidated balance sheet of 24 Hour Auction, Inc. (a development stage company) as of February 29, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the three months ended February 29, 2000, and for the period from September 21, 1999 (inception) to February 29, 2000. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures applied to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The financial statements for the period ended November 30, 1999 were audited by us and we expressed an unqualified opinion on them in our report dated December 30, 1999, but we have not performed any auditing procedures since that date.

As discussed in Note 2, the Company has been in the development stage since its inception on September 21, 1999. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, WA
April 4, 2000

                               24 HR AUCTION INC.
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS


                                                            February 29,
                                                                2000         November 30,
                                                            (Unaudited)          1999
                                                            ------------     ------------
ASSETS

      CURRENT ASSETS
          Cash                                              $      9,790     $     19,426
                                                            ------------     ------------
               TOTAL CURRENT ASSETS                                9,790           19,426
                                                            ------------     ------------

      PROPERTY PLANT AND EQUIPMENT
          Web site costs                                           2,998               --
          Less: accumulated depreciation                            (221)              --
                                                            ------------     ------------
               TOTAL PROPERTY PLANT AND EQUIPMENT                  2,777               --
                                                            ------------     ------------

          TOTAL ASSETS                                      $     12,567     $     19,426
                                                            ============     ============

LIABILITIES & STOCKHOLDERS' EQUITY

      CURRENT LIABILITIES
          Accounts payable                                  $      2,229
          Related party payables                                   1,250     $        500
                                                            ------------     ------------
               TOTAL CURRENT LIABILITIES                           3,479              500
                                                            ------------     ------------

      COMMITMENTS AND CONTINGENCIES                                   --               --
                                                            ------------     ------------

      STOCKHOLDERS' EQUITY
          Preferred stock, 20,000,000 shares authorized,
               $.0001 par value; 0 shares issued                      --               --
          Common stock, 80,000,000 shares authorized,
               $.0001 par value; 3,660,000 shares
               issued and outstanding                                366              366
          Additional paid-in capital                              19,134           19,134
          Deficit accumulated during development stage           (10,412)            (574)
                                                            ------------     ------------
          TOTAL STOCKHOLDERS' EQUITY                               9,088           18,926
                                                            ------------     ------------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $     12,567     $     19,426
                                                            ============     ============


           See accountant's review report and the accompanying notes.

                               24 HR AUCTION INC.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                      September 21, 1999
                                                                 September 21, 1999       (Inception)
                                            Three Months Ended       (Inception)            Through
                                             February 29, 2000         Through        February 29, 2000
                                                (Unaudited)       November 30, 1999       (Unaudited)
                                            ------------------    -----------------   ------------------
REVENUES                                     $             --     $             --     $             --
                                             ----------------     ----------------     ----------------

OPERATING EXPENSES
      Lease expense                                       750                  500                1,250
      Fees                                                362                   --                  362
      Professional expense                              8,500                   --                8,500
      Depreciation                                        221                   --                  221
      Office supplies                                       5                   74                   79
                                             ----------------     ----------------     ----------------
                                                        9,838                  574               10,412

NET LOSS                                     $         (9,838)    $           (574)    $        (10,412)
                                             ================     ================     ================


      Basic and diluted net loss
          per common share                   $            NIL     $            NIL     $            NIL
                                             ================     ================     ================

      Weighted average number of
          common stock shares outstanding           3,660,000            3,660,000            3,660,000
                                             ================     ================     ================


           See accountant's review report and the accompanying notes.

                               24 HR AUCTION INC.
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                  Defecit
                                                          Common Stock                          Accumulated
                                                  ---------------------------                      During          Total
                                                     Number                      Additional     Development     Stockholders'
                                                   of Shares        Amount     Paid-in Capital      Stage          Equity
                                                  ------------   ------------  ---------------  ------------    ------------
Issuance of common stock in September 1999
      for cash at an average of $.005 per share      3,660,000   $        366   $     19,134    $         --    $     19,500

Loss for period ending, November 30, 1999                   --             --             --            (574)           (574)
                                                  ------------   ------------   ------------    ------------    ------------

      Balance at November 30, 1999                   3,660,000            366         19,134            (574)         18,926

Loss for period endind February 29, 2000                    --                            --          (9,838)         (9,838)
                                                  ------------   ------------   ------------    ------------    ------------

      Balance at February 29, 2000 (Unaudited)       3,660,000   $        366   $     19,134    $    (10,412)   $      9,088
                                                  ============   ============   ============    ============    ============


           See accountant's review report and the accompanying notes.

                               24 HR AUCTION INC.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                            September 21, 1999
                                                                       September 21, 1999      (Inception)
                                                  Three Months Ended      (Inception)            Through
                                                  February 29, 2000         Through          February 29, 2000
                                                     (Unaudited)       November 30, 1999        (Unaudited)
                                                  ------------------   -----------------    ------------------
Cash flows from operating activities:
      Net loss                                     $         (9,838)    $           (574)    $        (10,412)
      Depreciation                                              221                   --                  221
      Increase in accrued payable                             2,979                  500                3,479
                                                   ----------------     ----------------     ----------------
      Net cash used in operating activities                  (6,638)                 (74)              (6,712)
                                                   ----------------     ----------------     ----------------

Cash flows from investing activities:
      Purchase of web site                                   (2,998)                  --               (2,998)
                                                   ----------------     ----------------     ----------------
      Net cash used in investing activities                  (2,998)                  --               (2,998)
                                                   ----------------     ----------------     ----------------


Cash flows from financing activities:
      Issuance of stock                                          --               19,500               19,500
                                                   ----------------     ----------------     ----------------
      Net cash provided by financing activities                  --               19,500               19,500
                                                   ----------------     ----------------     ----------------

Net increase in cash                                         (9,636)              19,426                9,790


Cash, beginning of period                                    19,426                   --                   --
                                                   ----------------     ----------------     ----------------

Cash, end of period                                $          9,790     $         19,426     $          9,790
                                                   ================     ================     ================

SUPPLEMENTAL DISCLOSURES:
      Cash paid for interest and income taxes:
          Interest                                 $             --     $             --     $             --
                                                   ================     ================     ================
          Income taxes                             $             --     $             --     $             --
                                                   ================     ================     ================


           See accountant's review report and the accompanying notes.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000



NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS


24 Hour Auction Inc. (herein after "the Company"), was incorporated in September, 1999 under the laws of the State of Delaware primarily for the purpose of auctioning goods and services via the Internet. As of February 29, 2000, the Company's principal office is located Bellingham, Washington. In November 1999, the Company formed its subsidiary, Bidmonkey.com. Bidmonkey.com is expected to auction goods and services that are geographically targeted.

24 Hour Auction, Inc. and Bidmonkey.com were in the development stage and at February 29, 2000 had not realized any significant revenues from its planned operations.

The Company serves as a holding company for its subsidiary's operations. References herein to the Company include the Company and it subsidiary, unless the context otherwise requires.

The Company's fiscal year end is August 31.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of 24 HR Auction Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.


Development Stage Activities


The Company has been in the development stage since its formation on September 21, 1999. It is primarily engaged in auctioning goods and services.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.


As shown in the accompanying financial statements, the Company has generated no revenues since inception. The Company recorded a loss of $9,838 for the quarter ending February 29, 2000 and an accumulated deficit of $10,412. The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management has established plans designed to increase the sales of the Company's products and services. Management intends to seek new capital from new equity securities issuances that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.


Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.


Basic and Diluted  Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted net loss per share is the same as basic net loss per share as there are no common stock equivalents to be included in the calculation.


Income Taxes

No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


Year 2000

The Company, like other firms, could be adversely affected if the computer systems used by it, its suppliers or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment.


The Company has not purchased any software or hardware. When the Company does purchase software and hardware it will determine at that time if there could be any adverse effects to the Company's operations regarding Year 2000 issues. Management also believes that Year 2000 issues should not adversely affect the ability of its clients and customers to conduct business with the Company and as of February 29, 2000 the Company has not experienced any significant problems. Any costs associated with Year 2000 compliance will be expensed when incurred.



NOTE 3 - PROPERTY AND EQUIPMENT


The Company has capitalized the costs to build its web site and is depreciating those costs over three years. In the future the company will determine impairment of those assets by comparing the estimated undiscounted future cash flows to their respective carrying amounts.


NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is the lessor of office space and computers under an operating lease for $250 a month expiring in September 2000. The space and computers are leased from a related party. Lease expense for the year ending August 30, 2000 will be $2,000. At February 29, 2000, $1,250 in rent expense was unpaid and accrued as related party payables.


NOTE 5 - COMMON STOCK

Upon incorporation, the Company authorized the issuance of 20,000,000 shares of preferred stock at a par value of $0.0001 per share, of which there are no shares outstanding.

Upon incorporation, the Company authorized the issuance of 80,000,000 shares of common stock at a par value of $0.0001 per share, of which 3,660,000 shares are outstanding under

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000


NOTE 5--COMMON STOCK  (CONTINUED)

Regulation D, Rule 504. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders, but have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared by the Board of Directors in its discretion, from funds legally available. The Company has not authorized any convertible stock, warrants or options as of February 29, 2000.